EXHIBIT 99.1

Internet Gold Reports Fourth Quarter 2011 Financial Results

- Progress Continues In Line with Business Plan -
- Bezeq Delivers Another Strong Quarter -

Ramat Gan, Israel – March 15, 2012 – Internet Gold Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the fourth quarter ended December 31, 2011.

The financial results presented in this press release are preliminary un-audited financial results. The final and complete results for the fourth quarter and for the year ended December 31, 2011 will be published when the Company publishes its audited financial reports for 2011 and its annual report on Form 20-F for 2011.

Bezeq - On-Track Performance: The Bezeq Group reported another stable quarter, delivering revenues of NIS 2.7 billion (US$ 694 million) and operating profit of NIS 698 million (US$ 183 million) for the period. Bezeq’s EBITDA for the fourth quarter totaled NIS 1.1 billion (US$ 276 million), representing an EBITDA margin of 39.7%. Net income for the period totaled NIS 521 million (US$ 136 million).

Dividend from Bezeq: On October 5, 2011, IGLD’s subsidiary B Communications Ltd. ("BCOM") received a dividend from Bezeq totaling NIS 464 million (US$ 121 million). BCOM used this dividend for two purposes: (1) payment of NIS 238 million (US$ 62 million) of its current loan repayment commitment; and (2) pre-payment of an additional NIS 226 million (US$ 59 million) of debt to banks, thereby reducing the size of the final “bullet” repayment due in November 2016 and saving related future interest expenses.

BCOM's successful Placement of NIS 126 Million in Debentures: During January 2012, BCOM completed a private placement of additional Series B debentures with a total par value of NIS 126 million (US $33 million) to a number of Israeli institutional investors. The placement increased the total outstanding balance of the Series B debentures, which were first issued in September 2010, to par value of NIS 526 million (US $138 million).

Successful Placement of NIS 79 Million in Debentures: During December 2011 and January 2012, Internet Gold completed the private placement of additional Series C debentures with a total par value of NIS 79 million (US $21 million) to a number of Israeli institutional investors. The placement increased the total outstanding balance of the Series C debentures, which were first issued in October 2010, to par value of NIS 649 million (US $170 million).

 Cash Position: As of December 31, 2011, the Internet Gold's unconsolidated cash and cash equivalents totaled NIS 343 million (US$ 90 million) and its unconsolidated gross debt was NIS 1.1 billion (US$ 294 million).

Internet Gold's Unconsolidated Balance Sheet Data*

	As of December 31, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	135	36
Long term liabilities	985	258
Total liabilities	1,120	294
Cash and cash equivalents	343	90
Total net debt	777	204

*  Does not include the balance sheet of BCOM.

Internet Gold Fourth Quarter Consolidated Financial Results

Internet Gold's revenues for the fourth quarter totaled NIS 2,650 million (US$ 694 million), a decrease of 13.8% compared with NIS 3,074 million (US$ 805 million) reported in the fourth quarter of 2010. For both the current and the prior-year periods, Internet Gold's revenues consisted almost entirely of Bezeq’s revenues.

Internet Gold’s net loss attributable to the shareholders of the company for the fourth quarter totaled NIS 98 million (US$ 26 million) a decrease of 30% compared with NIS 140 million (US$ 37 million) reported in the fourth quarter of 2010. This net loss reflects the impact of three significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. BCOM is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

During the fourth quarter of 2011, BCOM, recorded NIS 86 million (US$ 23 million) net, in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). Internet Gold has recorded its share of these amortization expenses. During 2010 and 2011 BCOM amortized approximately 38% of the total Bezeq PPA, and expects to amortize an additional 15% in 2012.

BCOMBezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: Internet Gold's unconsolidated financial expenses for the fourth quarter of 2011 totaled NIS 10 million (US$ 3 million) primarily attributable to interest paid on its outstanding series of debentures. In addition Internet Gold recorded its share of BCOM's financial expenses that totaled  NIS 84 million (US$ 22 million) for the period (including NIS 70 million interest paid on the long-term loans incurred to finance the Bezeq acquisition and NIS 10 million in expenses related to BCOM's debentures).

•
One-time tax adjustment related to the Bezeq PPA: During the fourth quarter of 2011, Internet Gold recognized its share of BCOM’s one-time adjustment that totaled NIS 92 million (US$ 24) relating to the deferred taxes that it allocated with respect to the Bezeq PPA. This adjustment was required  because of changes in the Israeli tax rate enacted on December 5, 2011, including the cancellation of tax reductions that had been provided in the Economic Efficiency Law, resulting in the increase in the company tax rate in Israel to 25% beginning in 2012.  Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law, but deferred taxes were recalculated based on the higher future tax rate.

Internet Gold Unconsolidated Financial Results

To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. Internet Gold’s interest in BCOM’s net income is presented as a single line item in the unconsolidated table below:

Internet Gold’s Unconsolidated Financial Results

	Q4 2011
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(10)	(3)
Other expenses	(7)	(2)
Interest in BCOM's net loss	(81)	(21)
Net loss	(98)	(26)

Comments of Management
Commenting on the results, Mr. Doron Turgeman, the CEO of Internet Gold, said, “2011 was another year of good performance marked by accelerated loan repayments and improved financial strength and liquidity. During December 2011 and January 2012, we took advantage of favorable market conditions to further strengthen our balance sheet, raising NIS 79 million in debt from institutional investors at a low interest rate for IGLD and BCOM raised an additional NIS 126 million in debt. As we move into 2012, we remain pleased with our investment in Bezeq and we are continuing to seek out ways to further increase value for our shareholders.”

Bezeq Group’s Q4 and Full Year Financial Results

Revenues of the Bezeq Group in 2011 amounted to NIS 11.37 billion compared with NIS 12.0 billion in 2010, a decrease of 5.1%. Most of the erosion in the Bezeq Group's revenues is explained by a sharp reduction in cellular interconnect tariffs, which was partially offset by increased sales of cellular terminal equipment and by continuing growth in Internet and data.

The Bezeq Group's revenues in the fourth quarter of 2011 amounted to NIS 2.65 billion, a decrease of 13.3% compared with NIS 3.06 billion in the fourth quarter of 2010. The decrease stems from the lower interconnect fees mentioned above and from intensifying competition in the markets in which the Bezeq Group operates.

The Bezeq Group's operating profit, net profit and EBITDA for 2011 were adversely affected by a provision of NIS 361.5 million made for employee retirement expenses (of which NIS 80 million was recorded in the fourth quarter of 2011) and by a net expense of NIS 116 million in respect of employee stock option.

Operating profit in the Bezeq Group amounted to NIS 3.24 billion in 2011 compared with NIS 3.74 billion in 2010, a decrease of 13.4%.

EBITDA in 2011 was NIS 4.64 billion (EBITDA margin of 40.8%), compared with NIS 5.15 billion in 2010 (EBITDA margin of 43.0%), a decline of 10.0%.

Net profit attributable to Bezeq shareholders fell by 15.4% and amounted to NIS 2.07 billion in 2011 compared with NIS 2.44 billion in 2010.

Cash flow from operating activities in 2011 decreased by 13.8% and amounted to NIS 3.19 billion compared with NIS 3.70 billion in 2010. The decrease stems mainly from increased payments to suppliers and an increase in customer balances as a result of the sharp growth in the sale of higher priced smartphones.

Gross capital expenditures (CAPEX) amounted to NIS 1.94 billion in 2011 compared with NIS 1.65 billion in 2010, an increase of 17.9%. The increase is attributable to the Bezeq Group’s ongoing investment in the deployment of the NGN in fixed-line operations and the laying of a submarine cable by Bezeq International. The capex to sales ratio in 2011 was 17.0%, compared with 13.7% in 2010.

As a result of the erosion of cash flow from operating activities and the increase in capex, free cash flow decreased by 29.8% and amounted to NIS 1.55 billion in 2011, compared with NIS 2.20 billion in 2010.

On December 31, 2011, the gross financial debt of the Bezeq Group was NIS 9.58 billion, compared with NIS 5.72 billion on December 31, 2010. The increase compared with the prior year is attributable to the incurrence of NIS 4.64 billion of new debt while repaying NIS 835 million of debt.

Bezeq Group (consolidated)	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)
Revenues	2,650	3,058	(13.3)%	11,373	11,987	(5.1)%
Operating profit	698	901	(22.5)%	3,242	3,744	(13.4)%
EBITDA	1,053	1,269	(17.0)%	4,637	5,153	(10.0)%
EBITDA margin	39.7%	41.5%		40.8%	43.0%
Net profit attributable to Company shareholders	524	575	(8.9)%	2,066	2,443	(15.4)%
Diluted EPS (NIS)	0.20	0.20	0.2%	0.76	0.90	(15.6)%
Cash flow from operating activities	744	748	(0.5)%	3,186	3,696	(13.8)%
Capex payments, net 1	429	437	(1.8)%	1,637	1,489	9.9%
Free cash flow 2	315	311	1.3%	1,549	2,207	(29.8)%
Net debt/EBITDA (end of period) 3	1.57	1.04		1.57	1.04
Net debt/shareholders' equity (end of period)	2.75	1.00		2.75	1.00

1  Capex data reflects payments related to capex and are based on the cash flow statements.

2  Free cash flow is defined as cash flows from operating activities less net capex payments.

3  EBITDA in this calculation refers to the trailing twelve months.

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended December 31, 2011. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2011 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2011 (NIS 3.821 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold - Golden Lines Ltd.

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and NASDAQ: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Assets
Cash and cash equivalents	404	1,447	379
Investments including derivatives	1,029	1,548	405
Trade receivables	2,701	3,059	801
Other receivables	231	294	77
Inventory	177	204	53
Assets classified as held-for-sale	219	133	35

Total current assets	4,761	6,685	1,750

Investments including derivatives	129	119	31
Long-term trade and other receivables	1,114	1,499	392
Property, plant and equipment	7,392	7,308	1,913
Intangible assets	9,163	8,099	2,120
Deferred and other expenses	423	394	103
Investment in equity - accounted investees (mainly loans)	1,084	1,059	277
Deferred tax assets	254	223	58

Total non-current assets	19,559	18,701	4,894

Total assets	24,320	25,386	6,644

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	December 31		December 31
	2010	2011	2011
	NIS millions		$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,501	1,306	342
Trade payables	1,066	892	233
Other payables including derivatives	817	840	220
Dividend payable	-	669	175
Current tax liabilities	346	486	127
Deferred income	34	56	15
Provisions	251	186	49
Employee benefits	269	389	102
Liabilities classified as held-for-sale	21	-	-

Total current liabilities	4,305	4,824	1,263

Debentures	3,546	6,388	1,672
Bank loans	6,138	6,753	1,767
Loans from institutions and others	541	544	142
Dividend payable	-	636	166
Employee benefits	305	229	60
Other liabilities	150	186	49
Provisions	69	69	18
Deferred tax liabilities	1,555	1,459	382

Total non-current liabilities	12,304	16,264	4,256

Total liabilities	16,609	21,088	5,519

Equity (Deficit)
Total equity (deficit) attributable to Company's
shareholders	295	(111)	(29)
Non controlling interest	7,416	4,409	1,154
Total equity	7,711	4,298	1,125

Total liabilities and equity	24,320	25,386	6,644

Internet Gold - Golden Lines Ltd.

Consolidated Statements of income for the year ended December 31

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.821
	2010	2011	2011
	NIS millions		$ millions

Revenues	8,732	11,376	2,978

Cost and expenses
Depreciation and amortization	2,295	2,794	731
Salaries	1,500	2,122	555
General and operating expenses	3,711	4,505	1,180
Other operating expenses (income), net	(3)	382	100

	7,503	9,803	2,566

Operating income	1,229	1,573	412

Finance expenses, net	389	593	155

Income after financing expenses, net	840	980	257

Share in losses of equity - accounted investees	235	216	57

Income before income tax	605	764	200

Income tax	385	673	176

Net income for the year	220	91	24

Income (loss) attributable to:
Owners of the Company	(209)	(247)	(64)
Non-controlling interest	429	338	88

Net income for the year	220	91	24

Loss per share, basic	(11.11)	(12.85)	(3.36)

Loss per share, diluted	(11.23)	(12.91)	(3.38)